The Real Brokerage Inc.

(formerly ADL Ventures Inc.)

Interim Condensed Consolidated Financial Statements

March 31, 2021

(Unaudited)

The Real Brokerage Inc. (formerly ADL Ventures Inc.)

Table of Contents

Unaudited Interim Condensed Consolidated Statements of Financial Position	3

Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss	4

Unaudited Interim Condensed Consolidated Statements of Changes in Equity	5

Unaudited Interim Condensed Consolidated Statements of Cash Flows	6

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	7-22

The Real Brokerage Inc. Unaudited Interim Condensed Consolidated Statements of Financial Position (In thousands of U.S. dollars)

		March 31,	December 31,
	Note	2021	2020
Assets
Cash	13	20,527	21,226
Restricted cash	13	47	47
Trade receivables	12	727	117
Other receivables		24	221
Prepaid expenses and deposits		163	89
Current assets		21,488	21,700
Intangible assets	14	1,146	-
Property and equipment	14	28	14
Right-of-use assets	14	172	193
Non-current assets		1,346	207
Total assets		22,834	21,907
Liabilities
Accounts payable and accrued liabilities		2,622	815
Other payables		70	64
Lease liabilities	17	85	85
Current liabilities		2,777	964
Lease liabilities	17	110	130
Accrued Stock-based Compensation		122	15
Warrants outstanding		224	-
Non-current liabilities		456	145
Total liabilities		3,233	1,109
Equity (Deficit)
Share capital	15	-	-
Share premium	15	21,668	21,668
Stock-based compensation reserve		5,386	2,760
Deficit		(22,271)	(18,448)
Equity (Deficit) attributable to owners of the company		4,783	5,980
Non-controlling interests	15	14,818	14,818
Total liabilities and equity		22,834	21,907
Commitments and contingencies	19
Subsequent events	21

Approved by the Board of Directors on May 11, 2021:

"Tamir Poleg"	"Guy Gamzu"
CEO	Director

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (In thousands of U.S. dollars)

		Three months ended March 31,
	Note	2021	2020
Revenue	8	9,309	2,936
Cost of sales	9	8,072	2,552
Gross profit		1,237	384
General & Administrative expenses	9	4,080	784
Advertising expenses	9	443	152
Research and development expenses	9	427	23
Other income	15	-	-
Operating loss		(3,713)	(575)
Listing expenses	7	-	-
Finance (income) costs		110	(332)
Loss before tax		(3,823)	(243)
Income taxes		-	-
Net Loss		(3,823)	(243)
Total loss and comprehensive loss		(3,823)	(243)
Non operating expenses
Taxes		-	-
Interest		110	(332)
Depreciation		42	27
Stock-based compensation		2,748	212
Adjusted EBITDA		(923)	(336)
Earnings per share
Basic and diluted loss per share	10	(0.038)	(0.006)

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Interim Condensed Consolidated Statements of Changes in Equity (In thousands of U.S. dollars)

			Stock-based		Non-	Total
		Share	compensation		controlling	equity
	Note	premium	reserve	Deficit	interests	(deficit)
Balance, at January 1, 2020		1,265	1,622	(14,827)	-	(11,940)
Total loss and comprehensive loss		-	-	(3,621)	-	(3,621)
Shares issued to former ADL shareholders	5	271	-	-	-	271
Increase in ADL shares and options	5 (i)	459	-	-	-	459
Shares issued via private placement	5 (ii)	1,588	-	-	-	1,588
Conversion of series A preferred shares	5 (iv)	11,750	-	-	-	11,750
Conversion of convertible debt	5 (v)	250	-	-	-	250
Exercise of stock options	5 (vi)	2	-	-	-	2
Shares issued via private placement	13	500	-	-	-	500
Shares issued via Pipe transaction	6	-	-	-	14,818	14,818
Warrants issued via Pipe transaction	6	5,583	-	-	-	5,583
Equity-settled share-based payment		-	1,138	-	-	1,138
Balance, at December 31, 2020		21,668	2,760	(18,448)	14,818	20,798

Balance, at January 1, 2021		21,668	2,760	(18,448)	14,818	20,798
Total loss and comprehensive loss		-	-	(3,823)	-	(3,823)
Equity-settled share-based payment		-	2,748	-	-	2,748
Balance, at March 31, 2021		21,668	5,508	(22,271)	14,818	19,723

The notes are an integral part of these unaudited interim condensed consolidated financial statements.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

	Three months ended March 31,
	2021	2020
Cash flows from operating activities
Loss for the period	(3,823)	(243)
Adjustments for:
– Depreciation	41	27
– Equity-settled share-based payment transactions	2,748	212
– Finance costs (income), net	110	(46)
	(924)	(50)
Changes in:
– Trade receivables	(610)	(157)
– Other receivables	197	-
– Prepaid expenses and deposits	(74)	(1)
– Accounts payable and accrued liabilities	1,807	187
– Stock Compensation Payable	107	-
– Other payables	6	(10)
Net cash used in operating activities	509	(31)
Cash flows from investing activity
Change in restricted cash	-	1
Purchase of property and equipment	(14)	-
Acquisition of subsidiaries consolidated for the first time (a)	(1,165)	-
Net cash used in investing activity	(1,179)	1
Cash flows from financing activities
Payment of lease liabilities	(20)	(15)
Net cash provided by financing activities	(20)	(15)
Net change in cash and cash equivalents	(690)	(45)
Cash, beginning of period	21,226	96
Fluctuations in foreign currency	(9)	3
Cash, end of period	20,527	54

(a) ACQUISITION OF SUBSIDIARIES CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 7

Assets and liabilities of the subsidiaries:

	Three months ended March 31,
	2021	2020
Intangible assets	1,100	-
Warrants	65	-
Cash used in the acquisition of a subsidiary consolidated for the first time	1,165	-

See notes to consolidated financial statements

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

1. General information

The Real Brokerage Inc. (formerly ADL Ventures Inc.) (“Real” or the “Company”) is a technology-powered real estate brokerage firm, licensed in over 28 states with over 1,895 agents. Real offers agents a mobile focused tech-platform to run their business, as well as attractive business terms and wealth building opportunities.

The consolidated operations of Real include the wholly-owned subsidiaries of Real Technology Broker Ltd., Real Pipe LLC incorporated on November 5, 2020 under the laws of the state of Delaware, Real Broker MA, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker CT, LLC incorporated on July 11, 2018 under the laws of the state of Delaware, Real Broker, LLC (formerly Realtyka, LLC) incorporated on October 17, 2014 under the laws of the state of Texas, and Real Brokerage Technologies Inc. (formerly Realtyka Tech Ltd.) incorporated on June 29, 2014 in Israel.

On June 5, 2020, the Company completed the “Qualifying Transaction” under Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (“TSX-V”) (see Note 5). Real’s common shares are listed on the TSX-V under the symbol REAX.

Effective June 17, 2020, the Company changed its registered office to 133 Richmond Street West, Suite 302, Toronto, Ontario M5H 2L3.

2. Basis of preparation

A. Statement of compliance

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2020. These unaudited interim condensed consolidated financial statements were authorized for issuance by the Board of Directors on March 11, 2021.

B. Functional and presentation currency

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars. All amounts have been rounded to the nearest thousands of dollars, unless otherwise noted.

C. Significant judgments, estimates and assumptions

The preparation of Real’s unaudited interim condensed consolidated financial statements require management to make judgments, estimates and assumptions that effect the amounts reported. In the process of applying Real’s accounting policies, management was required to apply judgment in certain areas. Estimates and assumptions made by management are based on events and circumstances that existed at the unaudited interim condensed consolidated balance sheet date. Accordingly, actual results may differ from these estimates.

The significant judgments, estimates and assumptions in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the years ended December 31, 2020 and 2019.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

2. Basis of preparation (cont’d)

D. Basis for segmentation

In measuring its performance, the Company does not distinguish or group its operations on a geographical or on any other basis, and accordingly has a single reportable operating segment. Management has applied judgment by aggregating its operating segments into one single reportable segment for disclosure purposes. Such judgment considers the nature of the operations, and an expectation of operating segments within a reportable segment, which have similar long-term economic characteristics.

The Company’s Chief Executive Officer is the chief operating decision maker, and regularly reviews operations and performance on an aggregated basis. The Company does not have any significant customers or any significant groups of customers.

3. Basis of consolidation

i. Subsidiaries

Subsidiaries are entities controlled by the Company. The Company ‘controls’ an entity when it is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements from the date on which control commences until the date on which control ceases.

ii. Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated. Unrealized losses are eliminated in the same way unrealized gains, but only to the extent there is no evidence of impairment.

4. Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2020.

A. Changes in accounting policies

The Company monitors the potential changes proposed by the IASB and analyzes the effect that changes in the standards may have on its operations.

Standards issued but not yet effective up to the date of issuance of these consolidated financial statements are described below. This description is of the standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt these standards when they become effective.

In January 2020 the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement rate and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

4. Significant accounting policies (cont’d)

A. Changes in accounting policies (cont’d)

In May 2020 the IASB issued Annual Improvements to IFRSs 2018 - 2020 Cycle. The improvements have amended four standards with effective date January 1, 2022: i) IFRS 1 — First-time Adoption of International Financial Reporting Standards in relation to allowing a subsidiary to measure cumulative translation differences using amounts reported by its parent, ii) IFRS 9 — Financial Instruments in relation to which fees an entity includes when applying the ‘10 percent’ test for derecognition of financial liabilities, iii) IAS 41 — Agriculture in relation to the exclusion of taxation cash flows when measuring the fair value of a biological asset, and iv) IFRS 16 — Leases in relation to an illustrative example of reimbursement for leasehold improvements. The Company does not expect any material impact from the adoption of these amendments.

In August 2020 the IASB issued a package of amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement, IFRS 7 – Financial Instruments: Disclosures, IFRS 4 – Insurance Contracts and IFRS 16 – Leases in response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks. The amendments are aimed at helping companies to provide investors with useful information about the effects of the reform on those companies’ financial statements. These amendments complement amendments issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The new amendments relate to:

•changes to contractual cash flows – a company will not be required to derecognize or adjust the carrying amount of financial instruments for changes required by the interest rate benchmark reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate;

•hedge accounting – a company will not have to discontinue its hedge accounting solely because it makes changes required by the interest rate benchmark reform if the hedge meets other hedge accounting criteria; and

•disclosures – a company will be required to disclose information about new risks that arise from the interest rate benchmark reform and how the company manages the transition to alternative benchmark rates.

These amendments are effective on or after January 1, 2021, with early adoption permitted.

In February 2021 the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

In February 2021 the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. The Company does not expect any material impact from the adoption of these amendments.

Business Combinations

Business combinations are accounted for under the purchase method. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 ‘Business Combinations’, are recognized at their fair value at the acquisition date, except certain assets and liabilities required to be measured as per the applicable standards.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

4. Significant accounting policies (cont’d)

A. Changes in accounting policies (cont’d)

Business Combinations (cont’d)

Excess of fair value of purchase consideration and the acquisition date non-controlling interest over the acquisition date fair value of identifiable assets acquired and liabilities assumed is recognized as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually. Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the surplus is credited to the consolidated statements of profit or loss in the period of acquisition.

Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values are finalized within 12 months of the acquisition date.

Those provisional amounts are adjusted through goodwill during the measurement period, or additional assets or liabilities are recognized to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date. These adjustments are called as measurement period adjustments. The measurement period does not exceed twelve months from the acquisition date.

Any non-controlling interest in an acquiree is measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This accounting choice is made on a transaction-by-transaction basis.

Acquisition expenses are charged to consolidated statements of profit or loss.

If the Group acquires a group of assets in a company that does not constitute a business in accordance with IFRS 3, the cost of the acquired group of assets is allocated to the individual identifiable assets acquired based on their relative fair value.

5. Qualifying transaction

A. ADL Ventures Inc.

On June 5, 2020, Real completed its transaction with ADL Ventures Inc. (“ADL”), a capital pool company, incorporated under the Business Corporations Act (British Columbia), which constitutes the Company’s “Qualifying Transaction” under Policy 2.4 – Capital Pool Companies of the TSX-V.

On March 5, 2020, Real and ADL entered into a securities exchange agreement (the “Securities Exchange Agreement”) pursuant to which ADL would acquire all the issued and outstanding securities of Real as part of the Qualifying Transaction. The Securities Exchange Agreement provided for the acquisition of all the issued and outstanding common shares, warrants and options of Real by the Company in exchange for common shares and options of ADL. As a result of the Qualifying Transaction, ADL became the sole beneficial owner of all the outstanding securities of Real.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

5. Qualifying transaction (cont’d)

A. ADL Ventures Inc. (cont’d)

		Number of	Number of
	Note	options	shares	Value

ADL shares and options issued and outstanding		1,200	9,100	271
Effect of transaction with ADL:
Increase in value of ADL shares and options issued to shareholders of ADL	i	-	-	459
Shares issued pursuant to private placement	ii	-	20,758	1,588
Shares and options issued to shareholders of Real	iii	5,671	42,144	1,187
Conversion of Real series A preferred shares	iv	-	68,460	11,750
Conversion of Real convertible debt	v	-	3,295	250
ADL options exercised	vi	-	675	2
Effect of transaction on share capital		6,871	144,432	15,507

B. Transactions

i. Increase in value of ADL shares and options issued to shareholders of ADL

Accounting for the transaction under IFRS 2, Share-based payment arrangements, the fair value of the existing shares and options of ADL are increased by $459. (see Note C for further details).

ii. Shares issued pursuant to private placement

Concurrent with the Qualifying Transaction, Real raised $1,588 by way of a private placement of subscription receipts (the “Private Placement”). Each subscription receipt was exercisable into one common share, automatically, and upon completion of the Qualifying Transaction.

The common shares issued pursuant to the Private Placement are subject to a six-month regulatory hold period from the date of closing the Private placement, comprised of a four-month regulatory hold plus a two-month hold period based on contractual lock-up commitments of the subscribers.

iii. Shares and options issued to shareholders of Real

Real had 41,797 ordinary stock and 5,671 options exchanged for ADL common stock on a basis of 1 to 1.0083.

iv. Conversion of Real series A preferred shares

Immediately prior to the Qualifying Transaction, Real series A preferred shares were converted on a one-for-one basis into Real ordinary stock and exchanged for ADL common stock on a basis of 1 to 1.0083.

v. Conversion of convertible debt

On February 17, 2020 and March 31, 2020, Real raised an aggregate of $250 by way of convertible loan, with the principal amounts converted immediately prior to the closing of the transaction at a price per share of $0.07587 which was in turn exchanged into common shares on a basis of 1 to 1.0083.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

5. Qualifying transaction (cont’d)

B. Transactions (cont’d)

vi. ADL options exercised

Subsequent to the transaction, 675 of the ADL options were exercised into common shares.

6. Pipe Transaction

On December 2, 2020, the Company completed an equity investment by private equity funds indirectly controlled by Insight Holdings Group, LLC (the “Insight Partners”) for gross proceeds of USD $20 million (approximately CAD $26.28 million)

Insight Partners were issued (i) 17,286,842 preferred units (the “Preferred Units”) of a newly and wholly owned subsidiary of the Company, Real PIPE, LLC formed under the laws of the State of Delaware, that are exchangeable into the same number of common shares of the Company (“Common Shares”) and (ii) 17,286,842 share purchase warrants of the Company that are exercisable for Common Shares (the “Warrants”). Each Warrant entitles the holder to subscribe and purchase one Common Share at an exercise price of CAD $1.9 for a period of 5 years, subject to certain acceleration terms.

The preferred shares and warrants were classified as equity. The preferred shares are presented as non- controlling interest in the unaudited interim consolidated financial statements.

7. RealtyCrunch Acquisition

On January 11, 2021 Real completed the acquisition of the business assets and intellectual property of RealtyCrunch Inc. (“RealtyCrunch”). The transaction was settled in cash for an aggregate purchase price of USD $1.1 million plus 184,275 Common Share purchase warrants of Real. Each warrant is exercisable into one Common Share at a price of CAD $1.36 for a period of four years. In connection with this acquisition, Real also granted 2,440,773 stock options (“Options”), which vest over a 4-year period. The Company has determined the acquisition meets the definition of business combinations within the scope of IFRS 3, Business Combination and has 12 months from the date of purchase to determine the purchase price allocation among the assets purchased and any amounts attributable to goodwill. The expense related to the acquisition is recognized as depreciation expense.

The following table summarizes the estimated provisional fair values of the acquired assets and assumed liabilities, with reference to the acquisition as of the acquisition date:

Net assets excluding cash acquired	-
Intangible assets	1,165
Goodwill	-
Total assets acquired. net of acquired cash	1,165

The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2021 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company’s management believes the information provides a reasonable basis for estimating the fair values of these amounts but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but not later than the measurement period.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

8. Revenue

	Three months ended March 31,
	2021	2020
Major service lines
Commissions	9,259	2,917
Subscriptions	-	13
Other	50	6
Total revenue	9,309	2,936
Timing of revenue recognition
Products transferred at a point in time	9,259	2,917
Services transferred over time	-	13
Revenue from contracts with customers	9,259	2,930
Other revenue	50	6
Total revenue	9,309	2,936

9. Expenses by nature

	Three months ended March 31,
	2021	2020
Cost of sales	8,072	2,552
Operating Expenses
Compensation expenses	3,307	127
Consultancy	573	191
Advertising expenses	443	152
Administrative expenses	500	422
Dues and subscriptions	81	20
Depreciation	42	27
Travel	2	26
Occupancy costs	2	(6)

Total cost of sales, selling expenses, administrative expenses	13,022	3,511

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

10. Loss per share

A.  Weighted average number of ordinary shares

	Three months ended March 31,
In thousands of shares	2021	2020
Issued ordinary shares at beginning of period	101,847	41,797
Weighted-average number of ordinary shares at March 31,	101,847	41,797
Earnings per share
Basic and diluted loss per share	(0.038)	(0.006)

B. Diluted earnings per share

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period. The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

11. Share-based payment arrangements

A. Description of share-based payment arrangements

i. Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock-option plan that entitles key management personnel and employees to purchase shares in the Company. Under the stock-option plan, holders of vested options are entitled to purchase shares based for the exercise price as determined at grant date.

The key terms and conditions related to the grants under these programs are as follows; all options are to be settled by physical delivery of shares.

B. Measurement of fair values

	Number of		Contractual
Grant date	instruments	Vesting conditions	life of options
Balance Dec 31, 2020	13,813
On January, 2021	2,441	25% immediately, 25% on first anniversary, then Quarterly Vesting	10 years
On January, 2021	165	25% on first anniversary, then quarterly vesting	10 years
On January, 2021	1,670	Quarterly Vesting	10 years
On January, 2021	241	25% on first anniversary, then quarterly vesting	10 years
On March, 2021	114	Quarterly Vesting	10 years

31-Mar-21	18,444

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

11. Share-based payment arrangements (cont’d)

B. Measurement of fair values (cont’d)

The fair value of the stock-options has been measured using the Black-Scholes formula which was also used to determine the Company's share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair values at the grant and measurement date were as follows:

	March 31,	December 31,
	2021	2020
Share price	$1.91	$0.92
Exercise price	$1.11 to $2.50	$0.10 to $1.76
Expected volatility (weighted-average)	65.0%	65.0% to 66.1%
Expected life (weighted-average)	10 years	3 to 10 years
Expected dividends	–%	–%
Risk-free interest rate (based on government bonds)	1.93%	1.38%

Expected volatility has been based on an evaluation of based on a comparable companies’ historical volatility of the share price, particularly over the historical period commensurate with the expected term.

C. Reconciliation of outstanding stock-options

				Weighted-
		Weighted-average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
	March 31,	March 31,	December 31,	December 31,
	2021	2020	2020	2020
Outstanding at beginning of period (year)	12,851	$0.70	5,791	$0.13
Granted	4,631	$1.12	8,022	$0.37
Exercised	(998)	$(0.31)	(962)	$(0.10)
Outstanding at end of period (year)	16,484	$0.81	12,851	$0.27
Exerciseable at period (year)	4,400		3,103

The stock-options outstanding as at March 31, 2021 had an average exercise price of $0.81 (December 31, 2020: $0.27) and a weighted-average contractual life of 10 years (December 31, 2020: 3.6 years).

ii. Restricted share unit plan

On September 21, 2020, the Company established a restricted share unit plan. Under the plan agents are eligible to receive restricted share units (“RSU’s”) that vest as common shares of Real. The RSU’s are earned in recognition of personal performance and ability to attract agents to Real. The expense recognized in relation to these awards for the three months ended March 31, 2020 was $60 and is recorded as a stock-based compensation expense on the unaudited interim consolidated statements of loss and comprehensive loss.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

11. Share-based payment arrangements (cont’d)

ii. Restricted share unit plan (cont’d)

RSU’s purchased in the agent stock purchase plan are based on a percentage of commission withheld to purchase stock. These RSUs are expensed in the period in which those awards are deemed to be earned with a corresponding increase in liability. All awards under this plan are subject to a 12-month holding period. The liability will be classified into equity after the 12-month holding period has passed. The company will grant an additional 25% of shares as a bonus after the 12-month holding period has passed. The bonus RSUs are expensed in the period the original award is deemed earned with a corresponding increase in stock-based compensation reserve.

RSU’s awarded for personal performance and the ability to attract agents earned in recognition of personal performance conditions and are subject to a 3-year vesting period. The company recognizes this expense during the applicable vesting period based upon the best available estimate of the number of equity instruments expected to vest with a corresponding increase in stock-based compensation reserve.

12. Trade receivables

	March 31,	December 31,
	2021	2020
Trade receivables	727	117
Less: allowance for trade receivables	-	-
Trade receivables	727	117

Information about the Company’s exposure to credit and market risks, and impairment losses for trade receivables is included in Note 18(ii).

13. Cash

	March 31,	December 31,
	2021	2020
Bank balances	20,527	21,226
Restricted cash	47	47
Cash	20,574	21,273

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

14. Property and equipment, intangible assets and right-of-use assets

Reconciliation of carrying amount

	Intangible	Right-of-use	Computer	Furniture and
	assets	assets	equipment	equipment	Total
Cost
Balance at December 31, 2020	-	502	33	69	604
Additions	1,165	-	15	-	1,180
Balance at March 31, 2021	1,165	502	48	69	1,784
Accumulated depreciation
Balance at December 31, 2020		309	24	64	397
Depreciation	19	21	1	-	41
Balance at March 31, 2021	19	330	25	64	438

Carrying amounts
At December 31, 2020	-	193	9	5	207
At March 31, 2021	1,146	172	23	5	1,346

15. Capital and reserves

A. Share capital and share premium

All ordinary shares rank equally with regards to the Company’s residual assets. Preference shareholders participate only to the extent of the face value of the shares.

						Non-redeemable
		Share Premium		Non-controlling interests		preference shares
		March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	Note	2021	2020	2021	2020	2021	2020
In issue at beginning of period (year)		21,668	1,265	14,818	-	-	11,750
Issued for cash		-	-	-	-	-	-
Conversion	5	-	11,750	-	-	-	(11,750)
Private placement	5	-	1,588	-	-	-	-
ADL shares	5	-	730	-	-	-	-
Conversion of convertible debt	5	-	250	-	-	-	-
Exercise of stock options	5	-	2	-	-	-	-
Private placement	13	-	500	-	-	-	-
Warrants issued via Pipe transaction	6	-	5,583	-	-	-	-
Shares issued via Pipe transaction	6	-	-	-	14,818	-	-
In issue at end of period (year) – fully paid		21,668	21,668	14,818	14,818	-	-
Authorized (thousands of shares)		Unlimited	123,000	Unlimited	123,000	66,000	66,000

i. Preferred shares

During 2019, the Company completed a private placement of 7,143 series A preferred shares at a price of $0.14. The aggregate fair value of preferred shares issued were $1,000.

During 2020, the Company completed the Qualifying Transaction (Note 5) whereby the 68,460 series A preferred shares were converted into common shares.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

15. Capital and reserves (cont’d)

A. Share capital and share premium (cont’d)

ii. Non- controlling interests

During 2020, the Company completed the Pipe Transaction whereby 17,286,842 of preferred units at an aggregate price of CAD $1.52 per Preferred Unit were issued along with Warrants. The Preferred Units may be exchanged into common shares on a one-for-one basis. In connection with the Pipe Transaction, the Company also issued 17,286,842 warrants. Each Warrant will be exercisable into one common share at a price of CAD $1.90.

iii. Private Placement

During 2020, Real raised an aggregate amount of $500 ($665 CAD) less customary expenses) by way of a non-brokered private placement of 1,900 common shares at a price of $0.35 CAD per common share. The common shares issued in the non-brokered private placement will be subject to a four-month hold period and a six-month contractual lock-up.

16. Capital management

Real defines capital as its equity. The Company’s objective when managing capital is:

– to safeguard the ability to continue as a going concern, so that it can continue to provide returns to shareholders and benefits to other stakeholders; and

– to provide adequate return to shareholders by obtaining an appropriate amount of financing commensurate with the level of risk.

The Company sets the amount of capital in proportion to the risk. Real manages its capital structure and adjusts considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell asset to reduce debt.

Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended March 31, 2021 and 2020.

17. Lease liabilities

	March 31,	December 31,
	2021	2020
Maturity analysis – contractual undiscounted cash flows
Less than one year	86	90
One year to five years	116	181
Total undiscounted lease liabilities	202	271
Lease liabilities included in the balance sheet	195	215
Current	85	85
Non-current	110	130

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

18. Financial instruments – Fair values and risk management

The Company has exposure to the following risks arising from financial instruments:

– credit risk (see (ii));

– liquidity risk (see (iii)); and

– market risk (see (iv)).

i. Risk management framework

The Company’s activity exposes it to a variety of financial risks, including credit risk, liquidity risk and market risk. These financial risks are managed by the Company under policies to be set forth for approval by the Board of Directors. The principal financial risks are actively managed by the Company’s finance department, within the policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company’s audit committee oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii. Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets and contract assets represents the maximum credit exposure.

Trade receivables and contract assets

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivable and contract assets for which no loss allowance is recognized because of collateral.

As at March 31, 2021, the exposure to credit risk for trade receivables and contract asset by geographic region was as follows.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

18. Financial instruments – Fair values and risk management (cont’d)

Trade receivables and contract assets (cont’d)

	March 31,	December 31,
	2021	2020
US	727	117
Other regions	-	-
Balance sheet exposure	727	117

The Company uses an allowance matrix to measure the ECLs of trade receivables from individual customers, which comprise a very large number of small balances.

iii. Liquidity risk

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different segments based on the following common credit risk characteristics – geographic region, credit information about the customer and the type of home purchased.

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company’s view of economic conditions over the expected lives of the receivables.

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

iv. Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars and Israeli shekel.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

18. Financial instruments – Fair values and risk management (cont’d)

Exposure to currency risk

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar or Israeli shekel against all other currencies in which the Company operates as at March 31, 2021 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases.

		Average rate		Year-end spot rate
	Strengthening	Weakening	Strengthening	Weakening
March 31, 2021
ILS (- 5% movement)	278	(278)	268	(268)
December 31, 2020
ILS (- 5% movement)	209	(209)	199	(199)

Foreign Currency Risk Management

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows.

		Liabilities		Assets

	March 31,	December 31,	March 31,	December 31,
	2021	2020	2021	2020

ILS	(70)	(103)	696	863
CAD	(53)	(54)	299	300
Total Exposure	(123)	(157)	995	1,163

19. Commitments and contingencies

The Company may have various other contractual obligations in the normal course of operations. The Company is not contingently liable with respect to litigation, claims and environmental matters, including those that could result in mandatory damages or other relief. Any expected settlement of claims in excess of amounts recorded will be charged to profit or loss as and when such determination is made.

The Real Brokerage Inc. (formerly ADL Ventures Inc.) Notes to the Unaudited Interim Condensed Consolidated Financial Statements (In thousands of U.S. dollars)

20. Related parties

Executive officers participate in the Company’s stock option program (see Note 11(A)(i)). Furthermore, real estate agents of the Company are entitled to participate in the stock option program if they meet certain eligibility criteria. Directors or Officers of the Company control 20% of the voting shares of the Company.

	March 31,	March 31,
	2021	2020
Salaries and benefits	271	108
Short-term employee benefits	-	2
Consultancy	90	16
Share-based payments	2,026	212
Compensation expenses related to Management	2,386	338

21. Subsequent events

A. Nasdaq listing application

On April 22, 2021, the Company announced its expected filing of Form 40-F Registration Statement with the United States Securities and Exchange Commission, in advance of an anticipated listing on the Nasdaq Capital Market. The listing of The Company’s shares on Nasdaq remains subject to the approval of Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including meeting the necessary share price requirements and the SEC declaring the Form 40-F Registration Statement effective. The Company will continue to maintain the listing of its common shares on the TSX Venture Exchange under the trading symbol "REAX". The Company also will continue to maintain listing its common shares on the OTCQX under the trading symbol "REAXF" until listed on Nasdaq.